

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 26, 2010

Roger A. Cregg
Executive Vice President and Chief Financial Officer
PulteGroup, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

>   **Re: PulteGroup, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **File No. 1-9804**

Dear Mr. Cregg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7. Management's Discussion and Analysis, page 22
Critical Accounting Policies and Estimates, page 40
Goodwill and Intangible Assets, page 43

1.   We note your disclosure on page 65 that approximately $350 million of the remaining goodwill balance at December 31, 2009 is at increased risk of future impairment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact

your operating results or equity, please revise future filings to provide the following disclosures for each such reporting unit, beginning with your next quarterly filing:

- The identity of the reporting unit and the corresponding reportable segment.
- The amount of goodwill allocated.
- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- A description of the assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of those assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Item 8. Financial Statements and Supplementary Data, page 47
Note 3. Goodwill, page 65

2. In regard to the goodwill impairment that you recorded during the year ended December 31, 2009, please help us better understand supplementally and clarify in future filings:

- How you allocated goodwill to your reporting units, including the number of reporting units you have and your basis for determining them.
- How you determined the amount of the total impairment, including how you considered the decline in your market capitalization between the merger date and the valuation date and how you considered the relationship of your market capitalization to stockholders' equity.
- The key assumptions related to the estimated fair values of your reporting units that changed between the merger date and the valuation date.
- How you determined the amount of the $867.3 million carry-back, as disclosed in note 12, including how much, if any, of that carry-back related to Centex.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant